UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

CONTENTS

Supplement to Proxy Statement for Annual General Meeting of Shareholders

In its Report of Foreign Private Issuer on Form 6-K, furnished to the U.S. Securities and Exchange Commission (the “SEC”) on December 15, 2025 (the “Original Form 6-K”), REE Automotive Ltd. (the “Company”) published a notice and proxy statement (the “Proxy Statement”) for its annual general meeting of shareholders, which is scheduled to take place on January 22, 2026 at 12:00 p.m. Israel time (5:00 a.m. Eastern Time), at the Company’s headquarters at Kibbutz Glil-Yam, Israel (the “Meeting”). The Proxy Statement describes in detail, among other things, the proposals to be presented to the shareholders at the Meeting and related background information, as well as logistical information related to voting procedure, date and time information for the Meeting, and the required majorities for approval of the proposals under the Israeli Companies Law, 5759-1999 (the “Companies Law”).

The contents of this amendment to the Original Form 6-K serve as a supplement to, and to the extent applicable, modify certain information contained in the Proxy Statement (“Amendment”). The purpose of the Amendment is to update information relating to the appointment of a new chairman of the Board of Directors of the Company. None of the proposals are modified in any manner by this Amendment. This Amendment does not contain all of the information that is relevant to the Meeting or that may be important to you. You should read carefully the entire Proxy Statement, as supplemented and modified, as applicable, by this Amendment, before voting on any of the proposals to be presented at the Meeting.

Capitalized terms that appear in this Amendment and are not defined herein have the respective meanings assigned to them in the Proxy Statement.

Supplement to Proposal No. 1 (Re-election of Directors)

Proposal No. 1 is supplemented to modify and restate the prior Section titled “Background” with the following:

Background

Under our Amended and Restated Articles of Association, the number of the Company’s directors is fixed at not less than three (3) and no more than eleven (11). The minimum and maximum number of directors may be changed only by a resolution adopted at a general meeting of shareholders, by (i) so long as Class B Ordinary Shares remain outstanding, a majority of the total voting power of the shareholders and (ii) if no Class B Ordinary Shares remain outstanding, a supermajority of at least sixty-five percent (65%) of the total voting power of the shareholders.

The Board of Directors is presently composed of seven (7) members. Following Mr. Carlton Rose’s determination to no longer serve as the Chairman, the Board of Directors approved the appointment of Mr. Hicham Abdessamad to serve as Chairman of the Board of Directors, which became effective on December 22, 2025. Mr. Rose continues to serve as a member of the Board of Directors.

Following the approval of the re-election of the board members listed below, the Board of Directors will consist of seven (7) members, four (4) of whom are independent. Mr. Abdessamad will serve as the Chairman of the Board of Directors.

In accordance with the Companies Law, each director nominee has certified to the Company that he or she satisfies all of the requirements of the Companies Law to serve as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill their duties as a director of the Company. Such certifications will be available for inspection at the Annual Meeting.

The following is a brief biography of each director nominee.

Name	Age	Position
Hicham Abdessamad	52	Chairman of the Board
Carlton Rose	63	Director
Ittamar Givton	73	Director
Rajesh Goel	57	Director
Ayellet (Mimi) Zemah	56	Director
Ahishay Sardes	44	Co-Founder, Chief Technology Officer and Director
Daniel Barel	47	Co-Founder, Chief Executive Officer and Director

Hicham Abdessamad has served on our Board of Directors since March 29, 2023 and appointed as REE’s Chairman of the Board of Directors on December 22, 2025. Mr. Abdessamad has served as the Chairman and President & CEO of Hitachi America, Ltd, where he oversaw the growth objectives of Hitachi’s North America business across key sectors including digital, energy and innovation. Mr. Abdessamad also serves as an advisor on the investment advisory committee (IAC) appointed by the U.S. Secretary of Commerce, Gina Raimondo. Mr. Abdessamad has held multiple executive roles within Hitachi, including CEO of Hitachi Global Digital Holdings, President and CEO of Hitachi Consulting. Mr. Abdessamad holds a Bachelor of Science degree in Computer Engineering from Suffolk University, Massachusetts, and has completed the Executive Development Program at the Tuck School of Business at Dartmouth College in New Hampshire, and the Executive Leadership Program at the International Institute of Management Development (IMD) in Lausanne, Switzerland.

Carlton Rose has served on the board of directors since June 2023. Mr. Rose was employed by United Parcel Service starting in 1980, first as a package handler and, during his 43-year tenure, having earned numerous promotions as a result of his technical skills, business skills and team leadership culminating in his most recent position as its President, Global Fleet Maintenance & Engineering until his retirement in March, 2023. Mr. Rose serves on the board of directors of Lincoln Educational Services Corporation (Nasdaq: LINC) since August 2020. A native of Marion, Indiana, Mr. Rose is an automotive engineering graduate of the Indianapolis campus of Lincoln Technical Institute, now Lincoln College of Technology.

Ittamar Givton has served on the board of directors since March 29, 2023. Mr. Givton served on the boards of several government entities and public companies in Israel, across the energy, banking, chemical, and communication sectors as well as on the board of the Israeli Stock Exchange. In addition, Mr. Givton served for many years as Managing Director of Automotive Equipment Group in Israel (importer of Suzuki, Man and Bridgestone, among others) and is now serving as Chairman of the Group’s Advisory Committee. Prior to his work in AEG, Mr. Givton held a senior position in the Budget Department of the Israeli Ministry of Finance and later served as VP for Business Development in the Dankner Group. Mr. Givton holds a BA in Economics from Tel Aviv University and an LL.B from the Hebrew University in Jerusalem.

Rajesh Goel joined our board of directors on November 15, 2024. Mr. Goel has served on the board of directors of Motherson International Limited, Yachiyo India Manufacturing Pvt Limited, Prysm Displays (India) Private Limited and Samvardhana Motherson International Leasings IFSC Limited since 2024, on the board of directors of FDO Holidays Private Limited, Motherson Auto Solutions Limited, Youngshin Motherson Auto Tech Limited, Samvardhana Motherson Hamakyorex Engineered Logistics Limited, Samvardhana Motherson Electric Vehicles LLC and Motherson Electronic Components Private Limited since 2023, and on the board of directors of Aero Treatments Private Limited, CIM Tools Private Limited and Samvardhana Motherson International Limited since 2022. He also served on the board of directors of Prysm Systems, Inc. from 2023 until 2024 and Honda Cars India Ltd. From 2018 until 2021. Mr. Goel serves as a member of the audit, nomination and remuneration, and corporate social responsibility committees of Yachiyo India Manufacturing Pvt Limited, a member of the audit and nomination and remunerations committees of Samvardhana Motherson Hamakyorex Engineered Logistics Limited and Motherson Electronic Components Private Limited, and as a member of the nomination and remuneration committee of CIM Tools Private Limited. Mr. Goel has more than 25 years of experience serving at various executive roles with Honda, including as General Manager, Purchasing Division 2 - Worldwide, in Honda Motor Co., Ltd. from 2015 until 2018. Mr. Goel holds a Bachelor of Commerce degree from the Dehli University and is a Certified TQM trainer from Honda Motor, Japan as well as AOTS, Japan. He is also an alumnus of IMD, Switzerland, Center for Creative Leadership, San Diego and AOTS & International Skill Cooperation Center, Japan.

Ayellet (Mimi) Zemah joined our board of directors in 2025. Ms. Zemah has served as a founding partner of Zemah, Schnieder & Partners since 2008, where she heads the high-tech, investment funds, corporate law, and Mergers & Acquisitions departments. She also heads the High-Tech Dispute Resolution Institute, which was established in 2019 to provide dispute settlement for the high-tech industry in Israel. Prior to 2008, Ms. Zemah practiced corporate law for several law firms. Ms. Zemah holds a LL.B degree from Tel-Aviv University School of Law and an LL.M degree from New York University School of Law.

Ahishay Sardes has been the Chief Technology Officer of REE since 2013 and has served as a member of the Board of Directors since 2021. Mr. Sardes has over 15 years of experience in engineering including mechanics, electronics, software and research. From 2008 to 2013, he served as Head of Engineering at ZIV-AV Technologies, an Israeli engineering company. Mr. Sardes holds a Bachelor of Science in Mechanical Engineering from the Afeka Tel Aviv Academic College of Engineering.

Daniel Barel has been the Chief Executive Officer of REE since 2013 and has served as a member of the Board of Directors since 2013. Mr. Barel is an entrepreneur and businessperson who founded several startups in the fields of medical devices, cyber security and software applications. He serves as chairman of SpecterX, an Israeli data management company he co-founded in 2019.* Mr. Barel holds a Bachelor of Arts in Economics and Business Administration from the Hebrew University.

*	REE is also a customer of SpecterX. See “Item 7.B. Related Party Transactions” of our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 15, 2025 for additional information.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-261130, 333-272145, 333-278319, 333-282346, 333-287381) and its registration statement on Form F-3 (File No. 333-276757), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: January 7, 2026